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                          May 17, 2023

       Shoshana Shendelman, Ph.D.
       President and Chief Executive Officer
       Applied Therapeutics Inc.
       545 Fifth Avenue, Suite 1400
       New York, NY 10017

                                                        Re: Applied
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2023
                                                            File No. 333-271887

       Dear Shoshana Shendelman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael J. Hong, Esq.